American Express Credit Corporation 200 Vesey Street New York, NY 10285

May 4, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American Express Credit Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the Securities and Exchange Commission on May 4, 2018.

Sincerely,

American Express Credit Corporation

By:	/s/ Douglas C. Turnbull
Name:	Douglas C. Turnbull
Title:	Secretary